UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 27, 2017, Paragon Shipping Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an unrelated third party (the “Investor”), pursuant to which, the Company sold a $500,000 principal amount convertible note (the “Note”) to the Investor for gross proceeds of $500,000 (the “Financing”). The Financing closed on May 1, 2017.

The Note will mature on April 27, 2018 and will bear interest at the rate of 5% per annum, which will be payable on the maturity date or any redemption date and may be paid, in certain conditions, through the issuance of Class A common shares, at the discretion of the Company.

The Note will be convertible into the Company’s Class A common shares, par value $0.001 per share (“Common Stock”) at a conversion price equal to 93% of the lowest volume weighted average price of the Common Stock during the 21 trading days prior to the conversion date (the Common Stock, as converted, the “Conversion Shares”). At no time will the Investor be entitled to convert any portion of Convertible Note to the extent that after such conversion, the Investor (together with its affiliates) would beneficially own more than 4.99% of our outstanding Common Stock as of such date. The Note contains standard anti-dilution protection.

The Note includes customary event of default provisions, and provides for a default interest rate of 18%. Upon the occurrence of an event of default, the Investor may require the Company to redeem all or any portion of the Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of (i) the product of (A) the amount to be redeemed multiplied by (B) 127.5% (or 100% if an insolvency related event of default) and (ii) the product of (X) the conversion price in effect at that time multiplied by (Y) the product of (1) 127.5% (or 100% if an insolvency related event of default) multiplied by (2) the greatest closing sale price of the Company’s Common Stock on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire redemption payment required to be made. The Company has the right at any time to redeem all, but not less than all, of the total outstanding amount then remaining under the Note in cash at a price equal to 127.5% of the total amount of the Note then outstanding.

The Purchase Agreement contains customary representations, warranties and covenants by, among and for the benefit of the parties. The Purchase Agreement also provides for indemnification of the Investor and its affiliates in the event that the Investor incurs losses, liabilities, obligations, claims, contingencies, damages, costs and expenses related to a breach by us of any of our representations, warranties or covenants under the securities purchase agreement.

The Company’s issuance of the Note and the Conversion Shares is exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”), pursuant to the exemption from registration provided by Rule 903 of Regulation S.   This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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The foregoing descriptions of the transaction and the transaction documents are not complete and are subject to and qualified in their entirety by reference to the transaction documents, all of which are filed as exhibits hereto and are incorporated herein by reference. The transaction documents have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other financial information about us or our subsidiaries and affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Purchase Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Securities Purchase Agreement, dated April 27, 2017, by and between the Company and the Investor
99.2	Form of Convertible Note

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: May 2, 2017	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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